Exhibit (a)(16)

September 2, 2005

VIA OVERNIGHT COURIER
Mr. Christopher Smith
National Union Fire Insurance Co. of Pittsburgh, PA
175 Water Street, 9th Floor
New York, New York 10038

Re:	Insured: Net2Phone, Inc.
	Policy Nos. Policy period: Claims Nos.	601-76-39 (primary $10MM) 728-36-00 ($10MM xs $20MM) 10/19/04 to 10/19/05 434-004434, 434-004435

Dear Mr. Smith:

Enclosed please find an additional Complaint filed in Delaware Chancery Court. The matter is as follows:

Lattarulo v. Net2Phone, Inc., et als. Chancery Court, State of Delaware Civ. Action No. 1482-N

Please be advised that the defendants hereby demand a defense and indemnification under the above referenced Executive and Organization Liability and Excess Insurance Policies with National Union Fire Insurance Co. of Pittsburgh, P.A.

Kindly acknowledge receipt of the within papers

Thank you.

Very truly yours, /s/ Steven F. Dorry Steven F. Dorry

Enclosure
Cc:	Jonathan Lerner, Esq. Yosef Riemer, Esq. Jonathan Mason, IGM Don McKaba, UIC

net2phone.com
520 Broad Street º Newark, New Jersey 07102 º Phone: (973) 438-3111 º Fax: (973) 438-3588

September 2, 2005

VIA OVERNIGHT COURIER
Mr. Richard F. Nace, Jr.
Chubb Group of Insurance Companies
82 Hopmeadow Street
P.O. Box 2002
Simsbury, CT 06070-7683

Re:	Insured: Net2Phone, Inc.
Insurer: Executive Risk Indemnity, Inc.
	Policy Nos. Policy period: Claims Nos.	8168-6347 ($10MM xs $30MM) 10/19/04 to 10/19/05 111498, 111627, 111505

Dear Mr. Nace:

Enclosed please find an additional Complaint that has been filed:

Lattarulo v. Net2Phone, Inc., et als. Chancery Court, State of Delaware Civ. Action No. 1482-N

Please be advised that the defendants hereby demand a defense and indemnification under the above referenced Excess Insurance Policy with Executive Risk Indemnity, Inc.

Kindly acknowledge receipt of the within papers.

Very truly yours, /s/ Steven F. Dorry Steven F. Dorry

Enclosure

Cc:	Jonathan Lerner, Esq. Yosef Riemer, Esq. Jonathan Mason, IGM Don McKaba, UIC

net2phone.com
520 Broad Street º Newark, New Jersey 07102 º Phone: (973) 438-3111 º Fax: (973) 438-3588

September 2, 2005

VIA OVERNIGHT COURIER
Mr. Edward Colon
XL Insurance
One Constitution Plaza, 17th Floor
Hartford, CT 06103

Re:	Insured: Net2Phone, Inc. Insurer: XL Specialty Insurance Company
	Policy Nos. Policy period: Claims Nos.	ELU87154-04 ($l0MM xs $l0MM) ELU87155-04 ($10MM xs $40MM) 10/19/04 to 10/19/05 ELU003224

Dear Mr. Colon:

Enclosed please find an additional Complaint that has been filed:

Lattarulo v. Net2Phone, Inc., et als. Chancery Court, State of Delaware Civ. Action No. 1482-N

Please be advised that the defendants hereby demand a defense and indemnification under the above referenced Excess Insurance Policy with XL Specialty Insurance Company.

Kindly acknowledge receipt of the within papers

Very truly yours, /s/ Steven F. Dorry Steven F. Dorry

Enclosure

Cc:	Jonathan Lerner, Esq. Yosef Riemer, Esq. Jonathan Mason, IGM Don McKaba, UIC

net2phone.com
520 Broad Street º Newark, New Jersey 07102 º Phone: (973) 438-3111 º Fax: (973) 438-3588

EFiled: Jul 7 2005 1:11PM EDT Filing ID 6158591

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

WILLIAM LATTARULO, Individually and on behalf of all others similarly situated,

Plaintiff,	Civil Action No. 1482-N

- against -

LIORE ALROY, STEPHEN M. GREENBERG, HARRY C. MCPHERSON, JR.,
MARC J. OPPENHEIMER, JAMES A. COURTER, JESSE P. KING, MICHAEL J. WEISS,
HOWARD S. JONAS, JAMES R. MELLOR, NET2PHONE, INC. and IDT CORPORATION,

Defendants.

CLASS ACTION COMPLAINT

     Plaintiff, by his attorneys, for his complaint against defendants, alleges upon personal knowledge with respect to paragraph 2, and upon information and belief, based, inter alia, upon the investigation of counsel, as to all other allegations herein, as follows:

NATURE OF THE ACTION

1. This is a stockholders’ class action on behalf of the public stockholders of Net2Phone, Inc. (“Net2Phone” or the “Company”) to enjoin the proposed acquisition of those publicly owned shares of Net2Phone’s common stock by IDT Corporation (“IDT”) not already owned by IDT.

THE PARTIES

2. Plaintiff has been the owner of the common stock of Net2Phone since prior to the transaction herein complained of and continues to own such stock.

3. Net2Phone is a corporation duly organized and existing under the laws of the State of Delaware with its principal place of business in New Jersey. As of November 1, 2004 there were 28,911,750 shares of Net2Phone’s Class A common stock and 47,317,770 shares of its common stock outstanding (representing 55.0% and 45.0%, respectively, of the Company’s voting power). Net2Phone’s common stock trades on the Nasdaq Stock Market.

4. Defendant IDT is a corporation duly organized and existing under the laws of the State of Delaware and is located in New Jersey. IDT, through its subsidiaries, provides telecommunications and entertainment services worldwide. IDT (and another company Liberty Media Corporation) hold interests in Net2Phone through an entity called NTOP Holdings, LLC, a Delaware limited liability company. As of November 1, 2004, NTOP Holdings held 54.97% of the aggregate voting power of Net2Phone’s capital stock. IDT controls the right to vote the shares of Net2Phone’s Class A common stock held by NTOP Holdings in most matters. As a result, NTOP Holdings has the power to nominate and elect the members of Net2Phone’s board of directors, so long as at least five members are not affiliated with Net2Phone, IDT or AT&T Corp. as required by Net2Phone’s Bylaws.

5. Defendant Liore Alroy serves as the Chief Executive Officer (“CEO”) of Net2Phone and is a member of its Board of Directors. From January 2003 to October 2004, Alroy served as a Senior Vice President of IDT.

6. Defendant Stephen M. Greenberg serves as the Chairman of the Net2Phone Board of Directors.

7. Defendants Harry C. McPherson, Jr., Marc J. Oppenheimer, James A. Courter, Jesse P. King, Dr. Michael J. Weiss, Howard S. Jonas, James R. Mellor are directors of Net2Phone Defendants Courter, Jonas and Mellor are presently, or have been recently, affiliated with IDT.

8. The defendants named in paragraphs 5 through 7 (the “Individual Defendants”) are in a fiduciary relationship with Plaintiff and the other public stockholders of Net2Phone and owe them the highest obligations of good faith, fair dealing, loyalty, due care and candor.

CLASS ALLEGATIONS

9. Plaintiff brings this action on his own behalf and as a class action, pursuant to Rule 23 of the Rules of Court, on behalf of the public shareholders of Net2Phone common stock, or their successors in interest, who are being and will be harmed by defendants’ conduct described herein (the “Class”). Excluded from the Class are the defendants named herein and any person, firm, trust, corporation or other entity related to or affiliated with any of the defendants.

10. This action is properly maintainable as a class action. The Class is so numerous that joinder of an members is impracticable. As of November 1, 2004 there were 28,911,750 shares of Net2Phone’s Class A common stock and 47,317,770 shares Grits common stock outstanding (representing 55.0% and 45.0%, respectively, or the Company’s voting power) owned by hundreds if not thousands of public shareholders. There arc questions of law and fact, which are common to the Class.

11. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class and Plaintiff has the same interests as the other members of the Class. Accordingly, Plaintiff is an adequate representative of, and will fairly and adequately protect the interests of, the Class.

12. The prosecution of separate actions by individual Class members would create the risk of inconsistent or varying adjudications that could establish incompatible standards of conduct for defendants or, as a practical matter, be dispositive of the interests of other Class members or substantially impair their ability to protect their interests.

13. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

SUBSTANTIVE ALLEGATiONS

14. Net2Phone provides voice over Internet protocol communications services to enterprises and telecommunications providers worldwide. The Company, through its subsidiaries, Net2Phone Global Services, LLC and Net2Phone Cable Telephony, LLC, provides enterprise solutions, calling cards, prefix dialing services, broadband telephony, carrier services, and PC-to-Phone services, as well as operates public call centers and Internet cafes.

15. On June 28, 2005, IDT announced it was to launch a tender offer to purchase the common stock of Net2Phone that IDT did not already own (the “Offer”).

16. The terms of the Offer were that IDT would offer $1.70 per Net2Phone common share in cash, without interest.

17. IDT already owns about 28 million Net2Phone common shares, as well as 28.9 million shares of Net2Phone’s Class A common stock. In total IDT owns approximately 41% of Net2Phone’s outstanding stock and 57% of its total equity voting power.

18. IDT expects the offer to begin after a Net2Phone committee and its advisers review the Offer, which will be subject to a waivable condition that IDT own at least 90 percent of Net2Phone’s outstanding shares once the offer is completed. At that point, IDT would merge Net2Phone with an IDT unit, and all remaining Net2Phone shareholders would receive the same consideration for their shares (the “Merger”).

19. IDT has said that it will de-list Net2Phone’s common stock from the Nasdaq Stock Market and terminate the Company’s stock registration once the Merger is completed.

20. Following the announcement, Net2Phone shares rose 33 cents, or 23.4%, to $1.74 in after-hours trading.

21. The consideration to be paid to Class members in the proposed transaction with IDT is unfair and grossly inadequate. On December 7, 2004, shares of Net2Phone were trading at $4.07, or $2.37 per share higher than the price offered by IDT pursuant to the Offer.

22. On October 13, 2004, Net2Phone announced its fourth quarter and year end results for fiscal year 2004. Announcing strong results, Defendant Greenburg was quoted as saying that:

This has been a very strong quarter, and a great year overall for Net2Phone. We continue to earn outstanding margins with improved segment income on the NGS side of the business, accompanied by admirable progress on the NCT side. Given our first-rate technology and nine years of industry experience, we believe Net2Phone is positioned to be the VoIP enabler of choice for service providers around the world.

23. The Offer has been timed by IDT to take advantage of the low trading price of Net2Phone’s common stock and the price of the Offer grossly undervalues Net2Phone.

24. In these circumstances, the Individual Defendants must, as their fiduciary obligations require:

a. undertake immediately to seek to obtain the highest value available for Net2Phone and its stockholders;

b. act independently so that the interests of Net2Pbone’s public stockholders will be protected; and

c. adequately ensure that no conflicts of interest exist between defendants’ own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of Net2Phone’s public stockholders.

25. Defendants have breached and continue to breach their fiduciary duties to Net2Phone stockholders by depriving Net2Phone’s stockholders of the maximum value to which they are entitled. Plaintiff and the Class have been and will be damaged thereby, in that they have not and will not receive their proportionate share of the value of Net2Phone’s assets. The Individual Defendants have also breached the duties of loyalty and due care by not taking adequate measures to ensure that the interests of Net2Phone’s public stockholders are properly protected from overreaching by IDT.

26. The terms of the transaction are grossly unfair to the Class, and the unfairness is compounded by the gross disparity between the knowledge and information possessed by IDT by virtue of its control of Net2Phone and that possessed by Net2Phone’ s public stockholders. Defendants’ scheme and intent is to take advantage of this disparity and to induce the Class to relinquish their shares in the acquisition at an unfair price on the basis of incomplete or inadequate information.

27. Unless enjoined by the Court, defendants will continue to breach their fiduciary duties owed to Plaintiff and the Class, by failing to take the steps set forth above and depriving the Class of its fair proportionate share of Net2Phone’s valuable assets and businesses, all to the irreparable harm of Plaintiff and the Class.

28. Plaintiff and the Class have no adequate remedy at law.

WHEREFORE, Plaintiff demands judgment as follows:

A. declaring this to be a proper class action;

B. enjoining, preliminarily and permanently, the acquisition of Net2Phone by IDT under the terms presently proposed;

C. to the extent, if any, that the Merger is consummated prior to the entry of this Court’s final judgment, rescinding the same or awarding rescissory damages to Plaintiff and the Class;

D. requiring defendants to fully disclose all material information regarding the Offer and the Merger;

E. directing that defendants account to Plaintiff and the Class for all damages caused to them and account for all profits and any special benefits obtained by defendants as a result of their unlawful conduct;

F. awarding to Plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of Plaintiff’s attorneys and experts; and

G. granting such other and further relief as the Court deems appropriate.

OF COUNSEL:	ROSENTHAL, MONHAIT, GROSS & GODDESS, P.A.

ABBEY GARDY, LLP Mark C. Gardy Henry J. Young 212 East 39th Street New York, New York 10016 (212) 889-3700	By: /s/ Carmella P. Keener Joseph A. Rosenthal (DSBA No. 234) Carmella P. Keener (DSBA No. 2810) 919 North Market Street, Suite 1401 P.O. Box 1070 Wilmington, Delaware 19899-1070 (302) 656-4433
LAW OFFICES OF CURTIS V. TRINKO, LLP Curtis V. Trinko 16 West 46th Street, 7th Street New York, New York 10036 (212) 490-9550	Plaintiff’s Counsel